                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 240.13d-1(b), (c) and AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13d-2

                               (Amendment No. 2)*

                           OMNI ENERGY SERVICES CORP.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   68210T 10 9
                                 (CUSIP Number)

                                December 31, 2000
                              (Date of Event Which
                       Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A

CUSIP No. 68210T 10 9

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. Chaney & Partners IV L.P.(1)

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [X]
                                                                         (b) [ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               5    SOLE VOTING POWER
   NUMBER OF        237,500
    SHARES
 BENEFICIALLY  6    SHARED VOTING POWER
   OWNED BY         0
     EACH
   REPORTING   7    SOLE DISPOSITIVE POWER
    PERSON          237,500
     WITH
               8    SHARED DISPOSITIVE POWER
                    0

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      237,500

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     [ ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      1.03%(2)

 12   TYPE OF REPORTING PERSON (See Instructions)
      PN

----------

     (1) R. Chaney & Partners IV L.P. and R. Chaney & Partners III L.P. are filing this Schedule 13G/A as members of a group.

     (2) Based on 22,968,755 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000 and in a press release of the Issuer dated November 15, 2000.

                               Page 2 of 10 Pages

                                 SCHEDULE 13G/A

CUSIP No. 68210T 10 9

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney Investments, Inc.


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

     3   SEC USE ONLY

     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                  5   SOLE VOTING POWER
    NUMBER OF         237,500
     SHARES
  BENEFICIALLY    6   SHARED VOTING POWER
    OWNED BY          0
      EACH
    REPORTING     7   SOLE DISPOSITIVE POWER
     PERSON           237,500
      WITH
                  8   SHARED DISPOSITIVE POWER
                      0

     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         237,500

    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.03%(1)

    12   TYPE OF REPORTING PERSON (See Instructions)
         CO

----------

     (1) Based on 22,968,755 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000 and in a press release of the Issuer dated November 15, 2000.

                               Page 3 of 10 Pages

                                 SCHEDULE 13G/A

CUSIP No. 68210T 10 9

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners III L.P.(1)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [X]
                                                                         (b) [ ]

     3   SEC USE ONLY

     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                 5   SOLE VOTING POWER
    NUMBER OF        622,000
     SHARES
  BENEFICIALLY   6   SHARED VOTING POWER
    OWNED BY         0
      EACH
    REPORTING    7   SOLE DISPOSITIVE POWER
     PERSON          622,000
      WITH
                 8   SHARED DISPOSITIVE POWER
                     0

     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         622,000

    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.71%(2)

    12   TYPE OF REPORTING PERSON (See Instructions)
         PN

----------

     (1) R. Chaney & Partners IV L.P. and R. Chaney & Partners III L.P. are filing this Schedule 13G/A as members of a group.

     (2) Based on 22,968,755 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000 and in a press release of the Issuer dated November 15, 2000.

                               Page 4 of 10 Pages

                                 SCHEDULE 13G/A

CUSIP No. 68210T 10 9

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners, Inc.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
         (See Instructions)                                              (b) [ ]

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                      5   SOLE VOTING POWER
    NUMBER OF             622,000
     SHARES
  BENEFICIALLY        6   SHARED VOTING POWER
    OWNED BY              0
      EACH
    REPORTING         7   SOLE DISPOSITIVE POWER
     PERSON               622,000
      WITH
                      8   SHARED DISPOSITIVE POWER
                          0

     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         622,000

    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         2.71%(1)

    12   TYPE OF REPORTING PERSON (See Instructions)
         CO

----------

     (1) Based on 22,968,755 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000 and in a press release of the Issuer dated November 15, 2000.

                               Page 5 of 10 Pages

                                 SCHEDULE 13G/A

CUSIP No. 68210T 10 9

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert H. Chaney

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                 5    SOLE VOTING POWER
    NUMBER OF         859,500
     SHARES
  BENEFICIALLY   6    SHARED VOTING POWER
    OWNED BY          0
      EACH
    REPORTING    7    SOLE DISPOSITIVE POWER
     PERSON           859,500
      WITH
                 8    SHARED DISPOSITIVE POWER
                      0

     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         859,500

    10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         3.74%(1)

    12   TYPE OF REPORTING PERSON (See Instructions)
         IN

----------

     (1) Based on 22,968,755 shares of Common Stock reported in the Issuers quarterly report on Form 10-Q for the quarter ended September 30, 2000 and in a press release of the Issuer dated November 15, 2000.


                               Page 6 of 10 Pages

     The Schedule 13G/A filed by R. Chaney & Partners IV L.P. ("Fund IV"), R. Chaney & Partners III L.P. ("Fund III"), R. Chaney Investments, Inc. ("Investments"), R. Chaney & Partners, Inc. ("Partners"), and Mr. Robert H. Chaney with the Securities and Exchange Commission on March 17, 1998 is hereby amended as follows:

ITEM 1. No modification.

ITEM 2. No modification.

ITEM 3. No modification.

ITEM 4. OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 859,500

     (b) Percent of class: 3.74%.

     (c) Number of shares as to which each person has:

         (i)   sole power to vote or to direct the vote: 859,500(1)

         (ii)  shared power to vote or to direct the vote: None.

         (iii) sole power to dispose or to direct the disposition of:
               859,500(1)

         (iv)  shared power to dispose or to direct the disposition of: None.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        No modification.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        No modification.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        No modification.

----------

(1) Fund IV, Investments and Mr. Chaney have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 237,500 shares. Fund III, Partners and Mr. Chaney have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 622,000 shares.

                               Page 7 of 10 Pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         No modification.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         No modification.

ITEM 10. CERTIFICATION

         No modification.

                               Page 8 of 10 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 9, 2001


                                   R. CHANEY & PARTNERS IV L.P.

                                   By: R. Chaney Investments, Inc.,
                                       General Partner


                                       By: /s/ Robert H. Chaney
                                           -------------------------------------
                                           Robert H. Chaney,
                                           President and Chief Executive Officer




                                   R. CHANEY INVESTMENTS, INC.


                                   By: /s/ Robert H. Chaney
                                       -----------------------------------------
                                       Robert H. Chaney,
                                       President and Chief Executive Officer




                                   R. CHANEY & PARTNERS III L.P.

                                   By: R. Chaney & Partners, Inc.,
                                       General Partner


                                       By: /s/ Robert H. Chaney
                                           -------------------------------------
                                           Robert H. Chaney,
                                           President and Chief Executive Officer

                               Page 9 of 10 Pages

                             R. CHANEY & PARTNERS, INC.


                             By: /s/ Robert H. Chaney
                                 -----------------------------------------------
                                 Robert H. Chaney,
                                 President and Chief Executive Officer



                             /s/ Robert H. Chaney
                             ---------------------------------------------------
                             Robert H. Chaney,
                             Sole Shareholder of R. Chaney Investments, Inc. and
                             R. Chaney & Partners, Inc.

                               Page 10 of 10 Pages

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION
------         -----------

 10.1 Joint Reporting Agreement dated as of February 9, 2001 by and among R. Chaney & Partners IV L.P., R. Chaney Investments, Inc.,
               R. Chaney Partners III L.P., R. Chaney & Partners, Inc. and
               Robert H. Chaney.